Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a letter from Towers Watson & Co. (“Towers Watson”) to its stockholders regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the letter available to its stockholders on November 10, 2015.

901 North Glebe Road Arlington, VA 22203	T +1 703 258 8000 F +1 703 258 8585 towerswatson.com

PLEASE VOTE THE ENCLOSED PROXY CARD TODAY!

November 10, 2015

Dear Fellow Stockholder,

Towers Watson’s November 18, 2015 Special Meeting of Stockholders is rapidly approaching. We urge you to sign and return your proxy card today to approve our merger of equals (“MOE”) with Willis Group Holdings (“Willis”).

VOTE “FOR” THE CREATION OF WILLIS TOWERS WATSON

The Towers Watson Board believes the Towers Watson/Willis merger is in the best interest of all stockholders and unanimously recommends that you vote “FOR” the approval and adoption of the Merger Agreement and related proposals on the enclosed proxy card TODAY to ensure your vote is counted.

A POWERFUL PLATFORM TO DELIVER PROFITABLE GROWTH AND SIGNIFICANT STOCKHOLDER VALUE

Following the merger, Towers Watson stockholders will have an approximately 49.9% ownership interest in a leading integrated global advisory, broking and solutions firm that is expected to deliver approximately $4.7 billion in total incremental value to stockholders through a combination of revenue synergies, cost savings and tax efficiencies.

USE THE ENCLOSED PROXY CARD TO CAST YOUR VOTE TODAY!

Your vote is very important. Every vote counts. Not voting or abstaining will have the same effect as a vote against the merger. To ensure your representation at the Towers Watson special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Instructions on how to vote your proxy card can also be found at http://willisandtowerswatson.mergerannouncement.com.

Please vote promptly whether or not you expect to attend the Towers Watson special meeting. Submitting a proxy now will not prevent you from voting in person at the Towers Watson special meeting. You are also encouraged to carefully read the joint proxy statement/prospectus – dated October 13, 2015 – which provides detailed information about the proposed merger.

On behalf of the Towers Watson Board and management team, thank you for your continued support.

Sincerely,

John J. Haley Chairman and Chief Executive Officer Towers Watson & Co.	Linda D. Rabbitt Lead Independent Director Towers Watson & Co.

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the enclosed proxy card,

or need additional assistance, please contact the firm

assisting us in the solicitation of proxies:

MACKENZIE PARTNERS, INC.

Stockholders Call Toll-Free: (800) 322-2885

Banks and Brokers Call Collect: (212) 929-5500

proxy@mackenziepartners.com

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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